SECURITIES AND EXCHANGE COMMISION
                              Washington D.C. 20549


                              --------------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                            For the month April 2002


                              --------------------



                       Fresenius Medical Care Corporation
                 (Translation of registrant's name into English)

                              Else-Kroner Strasse 1
                            61346 Bad Homburg v.d.H.
                                     Germany
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or 40-F

Form 20-F         [X]                                 Form 40-F         [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [ ]                                          No         [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

         Pursuant to the provisions of General Instruction B to Form 6-K, Fresenius Medical Care Aktiengesellschaft (the "Registrant") is disclosing the following information:

ITEM 5.  Other Events

         On or about April 29, 2002 the Registrant mailed its 2001 Annual Report to shareholders along with a letter and request for voting instructions (the "Supplemental Information"). A copy of the Supplemental Information is filed with this Report. A copy of Registrant's Annual Report to Shareholders has been filed as a paper filing under cover of a separate Form 6-K. Registrant's Annual Report to Shareholders may also be accessed through Registrant's web site, www.fmc-ag.com.

ITEM 7.  Financial Statements, Pro Forma Financial Information and Exhibits

         a) Financial Statements of Business Acquired

            Not applicable.

         b) Pro Forma Financial information

            Not applicable.

         c) Exhibits

            Exhibit 99.1 Letter and request for voting instructions mailed to shareholders on or about April 29, 2002

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: April 29, 2002                 FRESENIUS MEDICAL CARE
                                     AKTIENGESELLSCHAFT



                                     By: /s/ BEN LIPPS
                                         ---------------------------------------
                                         Name: Dr. Ben Lipps
                                         Title: Chairman of the Management Board



                                     By: /s/ ULF M. SCHNEIDER
                                         ---------------------------------------
                                         Name: Dr. Ulf M. Schneider
                                         Title: Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit 99.1 Letter and request for voting instructions mailed to shareholders on or about April 29, 2002